UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

※ The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter of 2019)	Previous Period (First quarter of 2019)	Changes (%)	Year to Year Comparison (Second quarter of 2018)	Changes (%)
Operating Revenue	Quarterly Results	44,370	43,349	2.36	41,543	6.80
	Year-to-date (“YTD”) Results	87,719	43,349	—	83,359	5.23
Operating Income	Quarterly Results	3,228	3,226	0.06	3,469	-6.95
	YTD Results	6,454	3,226	—	6,724	-4.02
Profit from Continuing	Quarterly Results	3,532	4,678	-24.50	11,630	-69.63
Operations Before Income Tax	YTD Results	8,210	4,678	—	20,700	-60.34
Profit for the Period	Quarterly Results	2,591	3,736	-30.65	9,143	-71.66
	YTD Results	6,327	3,736	—	16,077	-60.65
Attributable To: Controlling Interests	Quarterly Results	2,634	3,792	-30.54	9,167	-71.27
	YTD Results	6,426	3,792	—	16,117	-60.13

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter of 2019)	Previous Period (First quarter of 2019)	Changes (%)	Year to Year Comparison (Second quarter of 2018)	Changes (%)
Operating Revenue	Quarterly Results	28,477	28,122	1.26	29,418	-3.20
	YTD Results	56,599	28,122		59,303	-4.56
Operating Income	Quarterly Results	2,752	3,057	-9.98	3,683	-25.28
	YTD Results	5,809	3,057		7,376	-21.24
Profit Before Income Tax	Quarterly Results	2,176	7,616	-71.43	2,959	-26.46
	YTD Results	9,792	7,616		7,734	26.61
Profit for the Period	Quarterly Results	1,620	6,440	-74.84	2,198	-26.30
	YTD Results	8,060	6,440		5,842	37.97

3. Source of Data	Data Provider	IR Team, SK Telecom
	Provided for	Analysts and Institutional Investors
	Date of Provision	August 2, 2019 / 15:00(Seoul time)
	Location	SK Telecom Headquarters, Conference Room
	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

4. Other Matters Relating to an Investment Decision

•  The above preliminary results have been prepared in accordance with International Financial Reporting Standards as adopted in Korea. (IFRS 15)

:  We adopted K-IFRS No. 1116, Leases, from January 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name: Jung Hwan Choi
Title: Senior Vice President

Date: August 2, 2019

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